FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 16, 2020

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 4250708
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report on Form 6-K is incorporated by reference into the registrant's Israeli prospectus, dated August 10, 2017.

Index

1.	Press release dated June 16, 2020 – Cellcom Israel Ltd. Announces Annual General Meeting of Shareholders

2.	Notice of the 2020 Annual General Meeting of Shareholders – Proxy Statement

3.	Proxy Card for 2020 Annual General Meeting of Shareholders

Item 1

CELLCOM ISRAEL LTD. ANNOUNCES ANNUAL GENERAL
MEETING OF SHAREHOLDERS

NETANYA, Israel, June 16, 2020 – Cellcom Israel Ltd. (NYSE: CEL) announced today that an Annual General Meeting of Shareholders (the “Meeting”) of Cellcom Israel Ltd. (the “Company”) will be held on Monday, July 27, 2020, at 4:00 p.m. (Israel time), at the offices of the Company, 10 Hagavish Street, Netanya, Israel. The record date for the Meeting is Thursday, June 25, 2020.

The agenda of the Meeting is as follows:

(1-3)	re-election of Doron Cohen, Gustavo Traiber and of Aaron Kaufman as directors;

(4)	re-approval of the Company’s Compensation Policy;

(5)
re-approval of granting an indemnification and exemption letter for office holders who are, or are related to, the Company’s controlling shareholders, or in respect of whom the Company’s controlling shareholders have a personal interest in their receiving indemnification and exemption letters from the Company;

(6)	appointment of Keselman & Keselman, a member of PricewaterhouseCoopers International Limited, as our independent auditors; and

(7)	consideration of our audited financial statements for the year ended December 31, 2019.

Quorum

Two or more shareholders holding in the aggregate at least one-third of the outstanding voting power in the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

Voting Requirements

Items 1-3 and 6 require the affirmative vote of the holders of a majority of the voting power present at the meeting, in person or by proxy, and voting on the matter.

Items 4-5 require the affirmative vote of the holders of a majority of the voting power present at the meeting, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of the holders who are not controlling shareholders of the Company or who do not have a personal interest in the approval of the proposal voted at the meeting, vote in favor of the proposal (disregarding abstentions and broker non-votes which will not be considered votes cast for this purpose, and will have no effect on the vote) ; or (ii) the total number of shares among the shareholders described in section (i) above voted against the proposal does not exceed 2% of the aggregate voting rights in the Company.

Item 7 will not involve a vote.

Proxy statements and proxy cards for use by shareholders that cannot attend the meeting in person will be sent by mail, on or about June 30, 2020, to the Company’s shareholders that hold shares registered with the American Stock Transfer & Trust Company, including shares held via Depository Trust Company (DTC) members other than the Tel Aviv Stock Exchange Clearinghouse. Shareholders that hold shares via the Tel Aviv Stock Exchange Clearinghouse may access the proxy statement and a form of Hebrew ballot via the following websites: http://www.magna.isa.gov.il and http://maya.tase.co.il.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its approximately 2.747 million cellular subscribers (as at March 31, 2020) with a broad range of services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad, text and multimedia messaging, advanced cellular content and data services and other value-added services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL).   For additional information please visit the Company's website http://investors.cellcom.co.il.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9735	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

ii

Item 2

CELLCOM ISRAEL LTD.

NOTICE OF THE 2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2020 Annual General Meeting of Shareholders (the “Meeting”) of Cellcom Israel Ltd. (the “Company”) will be held on Monday, July 27, 2020, at 4:00 p.m. (Israel time), at the offices of the Company, at 10 Hagavish Street, Netanya, Israel, with the following items on the agenda:

(1-3)	re-election of Gustavo Traiber, Doron Cohen and Aaron Kaufman as directors;

(4)	re-approval of the Company’s Compensation Policy;

(5)
re-approval of granting an indemnification and exemption letter to office holders who are, or are related to, our controlling shareholders, or in respect of whom our controlling shareholders have a personal interest in receiving indemnification and exemption letters from us;

(6)	re-appointment of Keselman & Keselman, a member of PricewaterhouseCoopers International Limited, as our independent auditors; and

(7)	consideration of our audited financial statements for the year ended December 31, 2019.

              Shareholders of record at the close of business on Thursday, June 25, 2020 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Proxies are being mailed to shareholders registered with our U.S. transfer agent (including those who hold shares via participants of the Depository Trust Company other than the TASE Clearinghouse). Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided.  No postage is required if mailed in the United States.

If a shareholder’s shares are held through a member of the Tel Aviv Stock Exchange ("TASE") for trading thereon, such shareholder may vote in person or via proxy at the meeting or by delivering or mailing (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via the MAGNA online platform at www.magna.isa.gov.il ("MAGNA") of the Israel Securities Authority ("ISA") and on the TASE website at www.tase.co.il) to the offices of the Company at the address set forth above, Attention: Liat Menahemi Stadler, VP Legal and Corporate Secretary no later than four hours before the time fixed for the Meeting. Voting at the meeting or by way of a written ballot requires a proof of ownership (ishur baalut), as of the Record Date, issued by that TASE member.  Alternatively, shares held via a TASE member may be voted electronically via the ISA's electronic voting system, up to six hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares.

Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint holders of shares should take note that, pursuant to Article 31(d) of the Articles of Association of the Company, the vote of the most senior of such joint holders who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s).  For this purpose, seniority will be determined by the order in which the names stand in the Company’s Register of Members.

By Order of the Board of Directors, Liat Menahemi Stadler VP Legal and Corporate Secretary

Dated:  June 16, 2020

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), of Cellcom Israel Ltd. (the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the 2020 Annual General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of the 2020 Annual General Meeting of Shareholders. The Meeting will be held on Monday, July 27, 2020, at 4:00 p.m. (Israel time), at the offices of the Company, 10 Hagavish Street, Netanya, Israel.

The agenda of the Meeting will be as follows:

(1-3)	re-election of Gustavo Traiber, Doron Cohen and Aaron Kaufman as directors;

(4)	re-approval of the Company’s Compensation Policy;

(5)
re-approval of granting an indemnification and exemption letter to office holders who are or are related to, our controlling shareholders, or in respect of whom our controlling shareholders have a personal interest in receiving indemnification and exemption letters from us;

(6)	re-appointment of Keselman & Keselman, a member of PricewaterhouseCoopers International Limited, as our independent auditors; and

(7)	consideration of our audited financial statements for the year ended December 31, 2019.

The Company currently is not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies may vote in accordance with their judgment on such matters. As more fully described in the Proxy Statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than seven days after the date hereof.

A form of proxy for use at the Meeting is enclosed. Unless otherwise indicated on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form will be voted in favor of all the matters to be presented at the Meeting, as described above. To be valid, a proxy must be properly executed and received by the Company not less than 72 hours prior to the time scheduled for the Meeting, unless a shorter period is determined by the chairman of the Meeting.

If a shareholder’s shares are held through a TASE member for trading thereon, such shareholder may vote in person or via proxy at the meeting or by delivering or mailing (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via MAGNA and on the TASE website at www.tase.co.il) to the offices of the Company at the address set forth above, Attention: Liat Menahemi Stadler, VP Legal and Corporate Secretary no later than four hours before the time fixed for the Meeting. Voting at the meeting or by way of a written ballot requires a proof of ownership (ishur baalut), as of the Record Date, issued by that TASE member. Alternatively, shares held via a TASE member may be voted electronically via the ISA's electronic voting system, up to six hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares.

Shareholders may revoke the authority granted by their execution of proxies by delivering to the Company a written notice of revocation or duly executed proxy bearing a later date, provided such revocation notice or later-dated proxy is received prior to the above deadline, or by voting in person at the Meeting. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company.  Only shareholders of record at the close of business on Thursday, June 25, 2020 (the "Record Date") will be entitled to vote at the Meeting. Proxies are being mailed to shareholders registered with our U.S. transfer agent (including those who hold shares via participants of the Depository Trust Company other than the TASE Clearinghouse) on or about June 30, 2020 and will be solicited mainly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact.  The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On May 31, 2020, 149,607,799 Ordinary Shares were outstanding. Subject to the voting restrictions described below, each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate at least one-third of the outstanding voting power in the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

Voting Restrictions under our Telecommunications Licenses

We provide our cellular services under a non-exclusive general license granted to us by the Ministry of Communications of the State of Israel.  We also hold several other licenses for the provision of certain telecommunications services. According to our licenses, investors are prohibited from acquiring or transferring (alone or together with relatives or with other parties who collaborate on a regular basis) our Ordinary Shares, directly or indirectly (including by way of creating a pledge which if foreclosed, would result in the transfer of shares), in one transaction or a series of transactions, if such acquisition or transfer will result in a holding or transfer of 10% or more of any of our means of control, or from transferring any of our means of control if as a result of such transfer control over our Company will be transferred from one party to another, without the prior approval of the Ministry of Communications. In addition, according to our licenses, if you hold more than 5% of our means of control, you may not (i) hold, directly or indirectly, more than 5% of the means of control in Bezeq – The Israeli Telecommunications Corporation Ltd., or Bezeq, which is the incumbent landline operator in Israel, or in another cellular operator in Israel (subject to certain exceptions), (ii) serve as an office holder of one of our competitors, other than in specific circumstances and subject to the approval of the Ministry of Communications, or (iii) be party to any arrangement whatsoever with Bezeq or another cellular operator that is intended or is likely to restrict or harm competition in Israel in the field of cellular services, cellular handsets or other services provided through the cellular network. For more details relating to these restrictions, please see “Item 4.B – Business Overview – Government Regulations – Cellular Segment - Our Cellular License”  of our Annual Report for 2019 on Form 20-F, filed with the U.S. Securities and Exchange Commission (the "SEC") on March 23, 2020, or our 2019 Annual Report, and our principal license, a convenience English translation of which is an exhibit to our Annual Reports. The holding and transfer restrictions under our licenses are posted on our website at http://investors.cellcom.co.il under “Investor Relations – Corporate Governance - Legal & Corporate.”

As required under our license, our Articles of Association provide that any holdings of our Ordinary Shares that contravene the holding or transfer restrictions contained in our licenses will not entitle the holder thereof to voting rights. In addition, our licenses and our Articles of Association require that as a condition to voting by any shareholders, in person or by proxy, at any meeting of our shareholders, such shareholder must certify whether or not his, her or its holdings of our Ordinary Shares contravene any of the restrictions contained in our licenses.

The enclosed form of proxy includes a box to mark to confirm that your holdings of our Ordinary Shares do not contravene any of the holding or transfer restrictions set forth in our licenses.  If you do not mark this box, your vote will not be counted.  If only a portion of your holdings of Ordinary Shares so contravenes, you may be entitled to vote the portion that does not contravene. In that case, please contact the Company's VP Legal at +972-52-998-9595 for instructions on how to vote your non-contravening Ordinary Shares or, if you hold your shares in "street name", you may ask the representative managing your account to contact the Company on your behalf.

Currency

Our financial statements are denominated in New Israeli Shekels ("NIS"). On May 31, 2020, the representative rate of exchange published by the Bank of Israel was NIS 3.502 to US$ 1.00.

Share Ownership

Unless specified otherwise, the following table sets forth information regarding beneficial ownership of our shares as of May 31, 2019, by each person, or group of affiliated persons, known to us to be the beneficial owner of 5% or more of our outstanding shares.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes any shares issuable pursuant to options that are exercisable within 60 days of May 31, 2020. Any shares issuable pursuant to such options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The percentage of beneficial ownership for the following table is based on 149,607,799 ordinary shares outstanding as of May 31, 2020. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, our major shareholders do not have different voting rights and the persons named in the table have sole voting and investment power with respect to all ordinary shares held by them.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
Koor Industries Ltd., or Koor*	78,477,620	52.46%
Menora Mivtachim Holdings Ltd., or Menora**	8,867,509	5.93%
Migdal Insurance & Financial Holdings Ltd., or Migdal***	8,643,021	5.78%
Directors and executive officers as a group (17 persons)****	760	0%
___________
*   Koor is a private company, wholly owned by Discount Investment Corporation Ltd., or DIC.  DIC, a public Israeli company traded on the Tel Aviv Stock Exchange, is owned approximaetly 84% by Dolphin IL Investment Ltd., or Dolphin IL, and Tyrus S.A., both private companies controlled by various companies controlled by Mr. Eduardo Elzstain.

Koor's holdings include: (1) 60,412,844 ordinary shares held by Koor directly; (2) 7,364,424 ordinary shared held by the two Israeli shareholders (3,682,212 shares each) who are considered joint controlling shareholders with Koor (through a lending transaction) (one of which is controlled by Mr. Mauricio Wior, the vice chairman of the Company, and one of which is controlled by Mr. Blejer, an officer of DIC); (3) 3,412,500 ordinary shares (representing approximately 2.28% of our issued and outstanding shares) held by a few shareholders whose voting rights are vested in Koor; and (4) 7,287,852 ordinary shares issuable upon the exercise of our TASE-listed series 3 and 4 options held by Koor that are fully exercisable. Does not include 4,685 ordinary shares issuable upon the exercise of our TASE-listed series 3 (representing approximately 0% of our issued and outstanding shares) held as of May 31, 2020, by a subsidiary of DIC, all for members of the public through mutual funds which are managed by this company.

The Israeli shareholders have appointed one member of our Board of Directors pursuant to our cellular license and our Articles of Association, and DIC's CEO serves as the chairman of our Board of Directors.

DIC's shares have been pledged as collateral to IDB Development Corporation Ltd.'s, or IDB's debenture holders and IDB, in several pledges of varying ranks pursuant to the previously reported sale of DIC to Dolphin IL. Based on the foregoing, Dolphin IL (by reason of its control of DIC), DIC (by reason of its control of Koor), companies controlled by Eduardo Elsztain (as described above), and Eduardo Elsztain may be deemed to share with Koor the power to vote and dispose of our shares beneficially owned by Koor. Certain reporting persons under DIC's and Koor's Schedule 13D/A disclaim beneficial ownership of certain shares reported therein.

**	Includes the holdings of Menora and its affiliated entities.

***   The holdings of Migdal are through it's subsidiaries including for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by direct and indirect subsidiaries of Migdal.

**** Includes 760 ordinary shares issuable upon the exercise of stock options that are exercisable on, or within 60 days following May 31, 2020.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information relating to the compensation of our five most highly compensated office holders with respect to the year ended December 31, 2019, please see "Item 6. Directors, Senior Management and Employees – B. Compensation – Executive Officer and Director Compensation" in our 2019 Annual Report.

AGENDA OF THE 2020 ANNUAL GENERAL MEETING

Items 1 - 3 – Re-election of Directors

Our Board of Directors is currently comprised of seven directors - Doron Cohen (Chairman), Mauricio Wior (Vice Chairman), Varda Liberman, Shmuel Hauzer, Gustavo Traiber, Efraim Kunda and Aaron Kaufman.

Mr. Gustavo Traiber was elected at our 2019 Annual Shareholders Meeting, until our 2020 Annual General Meeting. Mr. Doron Cohen was nominated as director and chairman of the Board by our Board of Directors in March 2020 and Mr. Aaron Kaufman was nominated as director by our Board of Directors in May 2020, all until our 2020 Annual General Meeting.

At the Meeting, the shareholders will be asked to re-elect each of Doron Cohen, Aaron Kaufman and Gustavo Traiber to our Board of Directors to serve until the next Annual General Meeting or their earlier resignation or removal from this office.

Mr. Gustavo Traiber was designated as "independent director" under the Israeli Companies Law, 1999 (the "Companies Law") and also qualify as “independent director” under the rules of the U.S. Sarbanes-Oxley Act of 2002 (the "Sarbanex-Oxley Act") applicable to audit committee members and under the rules of the New York Stock Exchange.

Our Board of Directors also confirmed that each of the nominees possesses the professional qualifications required under the Companies Law.

 These nominees have been approved by our Board of Directors.

If elected, Messrs. Doron Cohen, Gustavo Traiber and Aaron Kaufman, shall each be entitled to remuneration equal to that paid to our external directors, in accordance with the regulations promulgated under the Companies Law, as set forth in the Company's compensation policy approved by the Company's Compensation Committee, Board of Directors and shareholders in December 2017 and as proposed under Item 4 of the Meeting agenda. Specifically, each of our external directors is paid the maximum amount of compensation payable to an external director of a dual-listed company under the applicable law and regulations, which is in the amount of NIS 134,180 per year and NIS 4,035 per meeting attended (including committee meetings), adjusted for changes in the Israeli CPI since October 2015. In addition, if elected, each nominee will be entitled to the same insurance, indemnification and exculpation arrangements as currently in effect for the Company’s office holders based on the Company's compensation policy, as approved by the Company's Compensation Committee, Board of Directors and shareholders in 2017 and as proposed under Item 4 of the Meeting agenda and in relation to Messrs. Cohen and Kaufman's indemnification and exculpation arrangements, also subject to the approval of Item 5 of the Meeting agenda.

Our statutory external directors Varda Liberman and Shmuel Hauser, were elected in March 2019 for a term of three years.

Our cellular license requires that at least 10% of our directors will be appointed and removed by shareholders who are Israeli citizens and Israeli residents from among our founding shareholders. If our Board of Directors is comprised of 14 directors or less, these Israeli shareholders will appoint one director, and if our Board of Directors is comprised of between 15 and 24 directors, these Israeli shareholders will appoint two directors. Our Articles of Association so provide as well. Accordingly, Mr. Wior was appointed in February 2018 by the Israeli shareholders as their appointee to our Board of Directors, for an indefinite period, and his appointment as our director does not require approval of the shareholders at the Meeting.

               A brief biography of each nominee is set forth below:

Doron Cohen has served as our chairman of our Board of Directors and as CEO of DIC and as a director of Elron Electronic Industries Ltd. since March 2020, as a director of Shufersal Ltd. and Epsilon Investment House Ltd. since April 2020, as chairman of the board and founding partner at Credito since 2015, as an external director of Lachish Industries since 2014 and as the president of the Israeli Institute of Internal Auditors (IIA) since 2013 and until May 2020. In addition, Mr. Cohen serves as a member of the committees of nominations and service of the Civil Service Commission and a Chairman of the board of ORT Braude College of Engineering. From 2015 to 2019, Mr. Cohen served as chairman of the board and CEO of IBC, from 2011 to 2013 as Director General of the Israeli Ministry of Finance and from 2009 to 2012 as the Director General of the Israeli Governmental Companies Authority. Mr. Cohen is a Certified Public Accountant and holds a B.A. in economics and accounting from the Tel-Aviv University and an M.A. in law, from the Bar-Ilan University.

Gustavo Traiber has served as a member of our Board of Directors since March 2019 and is the owner and CEO of private real-estate investment company since 2015. From 2010 to 2014 Mr. Traiber served as CEO and Partner at Sun Team Group Ltd. and prior to that as a CEO of a private company and until 2006 in several senior management positions in the cable companies. Since 2015, Mr. Traiber also serves as an external director of Adama Agricultural Solution Ltd.. Mr. Traiber holds a B.A. in Political Science and International Relations from the Hebrew University in Jerusalem and an M.B.A. from the Interdiciplniery Center in Herzliya.

Aaron Kaufman has served as a member of our Board of Directors since May 2020, as CEO of IDB Development Corporation Ltd., or IDBD, Chairman of Modi'in Energy LP (and director since 2019), director of Mehadrin Ltd., IDB Tourism (2009) Ltd. and Israir Tourism and Aviation Ltd. since 2020, member of the committee of IDB fund for the Community since 2019, Director of private companies of IDBD group since 2017, VP Legal Counsel of Discount Investment Corporation Ltd., or DIC,  director of IDB Group Investments USA Inc. and director of private Companies of DIC group since 2016. From 2015 to 2020 he also served as VP Legal Counsel of IDBD. From 2005 to 2015 Mr. Kaufman was a partner in the law firm of Epstein, Homsky, Asnat and Co. Mr. Kaufman holds an LL.B from the Tel-Aviv University.

Required Approval

The affirmative vote of the holders of a majority of the voting power present at the Meeting, in person or by proxy, and voting on the matter, is required for the approval of the re-election of Doron Cohen, Gustavo Traiber and Aaron Kaufman.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

1. "RESOLVED, that Doron Cohen be re-elected to the Board of Directors of the Company, effective immediately until the Company's 2021 Annual General Meeting."

2. "RESOLVED, that Gustavo Traiber be re-elected to the Board of Directors of the Company, effective immediately until the Company's 2021 Annual General Meeting."

3. "RESOLVED, that Aaron Kaufman be re-relected to the Board of Directors of the Company, effective immediately until the Company's 2021 Annual General Meeting."

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 4 – Re-approval of the Company’s Compensation Policy

According to the Companies Law, a public company must adopt a compensation policy, recommended by the compensation committee and approved by the board of directors and the shareholders, in that order.

In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company's compensation policy.

In addition, the compensation terms of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder, generally must be approved separately by the compensation committee, the board of directors and the shareholders of the company (by a special majority), in that order. The compensation terms of other officers require the approval of the compensation committee and the board of directors.

The compensation policy must comply with specified criteria and guidelines and, in general, will be determined, among others, according to the following factors: (i) promoting the company's objectives, business plan and long term policy; (ii) creating appropriate incentives for the company's office holders, considering, among others, the company's risk management policy; (iii) the company's size and nature of operations; and (iv) with respect to variable elements of compensation, the office holder's contribution to achieving corporate objectives and increasing profits, with a long-term view and in accordance with the office holder's position.

A compensation policy must be re-approved once every three years. The compensation committee and board of directors are required to reevaluate the compensation policy from time to time, and upon any material change to the circumstances that existed at the time of its formulation. Our initial compensation policy for executive officers and directors, or the Compensation Policy, was approved by our Compensation Committee and Board of Directors and subsequently approved by our shareholders in September 2013 and again in January 2017, and was thereafter revised and approved by our Compensation Committee and Board of Directors and subsequently by our shareholders in December 2017. Additional amendment to the compensation policy was approved by our shareholders (following the approval by our Compensation Committee and Board of Directors) in March 2020.

In June 2020, our Board of Directors re-approved, following the recommendation of our Compensation Committee, the current Compensation Policy, without any changes. The proposed Compensation Policy is attached hereto as Appendix A.

In approving the Compensation Policy, our Compensation Committee and Board of Directors considered various factors, including, among others, the factors set forth in the Companies Law, and reviewed various data and information they deemed relevant, with the advice and assistance of legal advisors.

The proposed Compensation Policy is designed to encourage pay for performance, align office holders’ interests with those of the Company and its shareholders over the long-term, encourage balanced risk management and provide a competitive compensation package, so as to allow the Company to attract and retain highly qualified personnel for key positions. The compensation elements which may be granted to officers pursuant to the Compensation Policy include: base salary, benefits and perquisites, cash bonuses, equity-based compensation, and termination and retirement arrangements. A significant portion of office holders’ total compensation package is targeted to reflect the Company's short and long-term objectives and performance, as well as the officer holder's individual performance.

In addition, the proposed Compensation Policy includes measures designed to reduce officer holders' incentives to take unnecessary risks, such as caps on the value of cash bonuses and equity-based compensation that may be granted to office holders, minimum vesting periods for equity-based compensation, and a compensation recovery clause.

The proposed Compensation Policy also addresses office holders’ individual characteristics (such as their respective position, education, scope of responsibilities and contribution to the achievement of the Company's objectives), and proportion between the compensation of officer holders and compensation of other employees, as a factor that should periodically be reviewed.

Pursuant to the proposed Compensation Policy, office holders will also be released from liability and will be provided with indemnification to the fullest extent permitted by law and the Company’s Articles of Association (see also Item 5 below for additional required approvals regarding office holders who are, or are related to, our controlling shareholders, or in respect of whom our controlling shareholders have a personal interest in their receiving indemnification and exemption letters from us), and will also be covered by directors’ and officers’ insurance policies.

The proposed Compensation Policy will apply to compensation arrangements of office holders that will be approved after its adoption by the shareholders and will be periodically reviewed by our Compensation Committee and the Board of Directors to ensure that its provisions and implementation are aligned with the Company's compensation philosophy and with applicable legal and regulatory requirements. If approved, the Compensation Policy will be subject to shareholders approval again, in three years.

At the Meeting, shareholders will be asked to approve the Compensation Policy, attached hereto as Appendix A.

Required Approval

The approval of the Compensation Policy requires the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the holders who are not controlling shareholders of the Company and shareholders who do not have a Personal Interest in the approval of the proposed resolution, voted at the meeting in favor of the approval of the proposed resolution  (disregarding abstentions and broker non-votes which will not be considered votes cast for this purpose, and will have no effect on the vote); or (ii) the total number of shares of the shareholders referred to  in section (i) above that are voted against the approval of the proposed resolution does not exceed 2% of the total voting rights in the Company (condition (i) or (ii) shall be reffered to as: "Special Majority").

According to the Companies Law, for this purpose, "control" means the ability to direct the Company's activities, except such ability deriving solely from holding the office of director or officer in the Company, and any person who holds (including through a subsidiary and/or an affiliate) 50% or more of the voting rights or the right to appoint directors or a CEO, shall be deemed a controlling shareholder; and a “Personal Interest” means a shareholder's personal interest in an act or a transaction of a company (i) including a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO, (ii) excluding an interest arising solely from the ownership of our Ordinary Shares.

    Each of our office holders is deemed to have a personal interest in this matter. To avoid confusion, in the form of proxy card, we refer to such a personal interest as a "personal benefit or other interest".

The enclosed form of proxy includes a box you can mark to confirm that you are not a "controlling shareholder" and do not have a personal interest in this matter. If you do not mark this box, your vote will not be counted. If you are unable to make this confirmation, please contact the Company's General Counsel for guidance on how to vote at +972-52-998-9595 or, if you hold your shares in "street name" you may ask the representative managing your account to contact the Company's General Counsel at the number above.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Company’s Compensation Policy, attached as Appendix A to this proxy statement, is hereby approved.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 5 – Re-approval of granting an indemnification and exemption letter to office holders who are, or are related to, our controlling shareholders, or in respect of whom our controlling shareholders have a personal interest in their receiving indemnification and exemption letters from us

The Companies Law and our Articles of Association authorize us, subject to the receipt of requisite corporate approvals, to agree in advance to indemnify our directors and officers, subject to certain conditions and limitations. In the past, our Audit Committee, Board of Directors and shareholders have approved giving indemnification and exemption letters to all our directors and executive officers.

Also, as discussed in Item 4 above, the Companies Law requires that an agreement with a controlling shareholder, such as our indemnification and exemption letter, must be approved by the Compensation Committee, Board of Directors, and shareholders every three years.

In June 2020, our Compensation Committee and Board of Directors approved granting of the Company's current indemnification and exemption letter (in the form attached as Appendix B hereto), to our directors and executive officers serving from time to time in such capacity who are, or are related to, our controlling shareholders, or in respect of whom our controlling shareholders have a personal interest in their receiving indemnification and exemption letters from us, for an additional period of three years. Currently, Messrs. Doron Cohen, Mauricio Wior, Aaron Kaufman, and Saul Zang (an alternate director for Mr. Kaufman) are our office holders who are, or are related to, our controlling shareholders or in respect of whom our controlling shareholders have a personal interest in their receiving indemnification and exemption letters from us.

At the Meeting, the shareholders will be asked to approve granting the Company's current indemnification and exemption letter (in the form of Appendix B hereto) to our directors and executive officers serving from time to time in such capacity who are our controlling shareholders or are related thereto, or in respect of whom our controlling shareholders have a personal interest in their receiving indemnification and exemption letters from us, for an additional period of three years.

Our Compensation Committee and Board of Directors believe that provision of an indemnification and exemption letter to directors and executive officers of the Company is in the best interests of the Company as it provides the Company's office holders the security to advance the Company's interests, allows them to act upon their best judgment for the benefit of the Company, considering the risk involved in their actions, the Company's field and scope of operation and being a public company, and will enable the Company to attract and retain highly qualified directors and executive officers from time to time.

Under the Companies Law, the adoption of the proposed resolution requires the approvals of the compensation committee, board of directors and shareholders, in that order.

Required Approval

The approval of proposed resolution requires the affirmative vote of the holders of a Special Majority (as defined in Item 4 above) of the voting power in the Company present, in person or by proxy, and voting on the matter. Each of our office holders is deemed to have a personal interest in this matter. To avoid confusion, in the form of proxy card, we refer to such a personal interest as a "personal benefit or other interest".

The enclosed form of proxy includes a box you can mark to confirm that you are not a "controlling shareholder" and do not have a personal interest in this matter arising from connections with a controlling shareholder. If you do not mark this box, your vote will not be counted towards the Special Majority required. If you are unable to make this confirmation, please contact the Company's General Counsel for guidance on how to vote at +972-52-998-9595 or, if you hold your shares in "street name" you may ask the representative managing your account to contact the Company's General Counsel at the number above.

Proposed Resolutions

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the indemnification and exemption letter in the form of Appendix B hereto, to be provided to directors and officers of the Company serving from time to time in such capacity who are controlling shareholders of the Company, or are related thereto, or in respect of whom our controlling shareholders have a personal interest in their receiving indemnification and exemption letters from us, for a period of three years.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 6 – Appointment of Independent Auditors

In 2019, our Annual General Meeting of shareholders appointed Keselman & Keselman, a member of PricewaterhouseCoopers International Limited, as our sole independent auditor until the next Annual General Meeting.

At the Meeting, pursuant to the recommendation of our audit committee, the shareholders will be asked to approve the appointment of Keselman & Keselman, a member of PricewaterhouseCoopers International Limited,  an independent certified public accountants firm in Israel, as our independent auditor until the next Annual General Meeting.

A representative of Keselman & Keselman will be present at the Meeting and will be available to respond to appropriate questions from the shareholders.

In accordance with our Articles of Association and as contemplated by the Sarbanes-Oxley Act, our Board of Directors has delegated to our audit committee the authority to fix the fees paid to our independent auditors. Such fees paid to our independent auditors for the past fiscal year are disclosed under Item 16C of our 2019 Annual Report and we will report them to the shareholders at the Meeting, as well.

Required Approval

The affirmative vote of the holders of a majority of the voting power present at the Meeting, in person or by proxy, and voting on the matter is required for the approval of the proposed resolution in this matter.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Keselman & Keselman be appointed as the independent auditor of the Company until the Company's next Annual General Meeting.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 7 - Consideration of the 2019 Financial Statements

Our audited financial statements for the year ended December 31, 2019 are included in our 2019 Annual Report. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Our SEC reports are also available to the public on the SEC's website at http://www.sec.gov and on our website at http://investors.ircellcom.co.il/sec.cfm. These reports are not a part of this Proxy Statement.  We will hold a discussion with respect to the financial statements at the Meeting.

PROPOSALS OF SHAREHOLDERS

Any shareholder of the Company who intends to present a proposal at the 2020 Annual General Meeting of Shareholders must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board of Directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our VP Legal and Corporate Secretary at the following address: Cellcom Israel Ltd., 10 Hagavish Street, Netanya 4250708, Israel, Attn.: Liat Menahemi Stadler, VP Legal and Corporate Secretary. For a shareholder proposal to be considered for inclusion in the Meeting, our VP Legal and Corporate Secretary must receive the written proposal no later than seven days after the date hereof, i.e. June 23, 2020. If our Board of Directors determines that a shareholder proposal is duly and timely received and is appropriate for inclusion in the agenda of the Meeting, we will publish a revised agenda for the Meeting no later than seven days following the deadline for the receipt of shareholder prosposals, i.e. June 30, 2020.

POSITION STATEMENTS

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to 10 Hagavish Street, Netanya 4250708, Israel, Attn.: Liat Menahemi Stadler, VP Legal and Corporate Secretary no later than ten days prior to the meeting, i.e. July 17, 2020. Any position statement received will be filed on a Current Report on Form 6-K with the SEC and the ISA (and will be available on the MAGNA and on the TASE website at www.tase.co.il).

By Order of the Board of Directors, Liat Menahemi Stadler VP Legal and Corporate Secretary

Dated: June 16 2020

Appendix A
Cellcom Israel Ltd.

Compensation Policy

Preamble

The Company’s compensation policy is designed to align executive officer compensation with the Company’s performance and to reflect best practices in executive officer compensation. The Company has created a pay-for-performance policy that is designed to align executive officer and shareholder interests by reinforcing the long-term growth, value creation and sustainability of the Company. The structure is designed to encourage a high degree of execution and rewards individuals for the achievement of objectives that ultimately create shareholder value. The structure is further designed to prevent executive officers from taking unnecessary risks in order to enlarge their compensation. The objective of the compensation policy is to attract, motivate and retain a talented management team that will continue providing unique solutions in a highly competitive and rapidly changing marketplace and deliver long-term value for all shareholders.

The Company's executive officer compensation policy refers to three main elements of compensation that include base salary, cash bonus compensation and equity-based compensation. The compensation package for each of our executive officers will include these three components.

The Compensation Committee and Board of Directors approve, periodically review and oversee the application of the Company's executive officer compensation programs.

Our Board of Directors monitors our executive officers' compensation structure annually in order to ensure that target total compensation for our executive officers is appropriate, considering our peer companies, overall company performance, individual executive officer's scope and size of responsibilities and performance during the previous year.

The compensation policy does not grant any rights to the Company’s directors and executive officers, and the adoption of the compensation policy does not grant any of the Company’s Directors and executive officers a right to receive any elements of compensation set forth in the compensation policy. The elements of compensation to which a director or executive officer will be entitled, will be exclusively those that are determined specifically in relation to him or her in accordance with the requirements of the Companies Law, and the regulations promulgated thereunder.

Executive Officer Pay for Performance

The Company’s compensation philosophy is to encourage our executive officers to make sound decisions and drive long-term value creation for our shareholders. For our executive officers, we believe that in order to increase shareholder value, our compensation structure must:

•	Have a substantial portion of pay “at risk” (i.e., pay that is not guaranteed); and
•	Link “at risk” pay to performance objectives that are directly aligned to the Company’s short and long-term performance objectives as well as strategic initiatives.

Effectively aligning the objectives of executive officer compensation with the interests of shareholders requires adopting compensation programs that motivate leadership to drive company performance to achieve sustainable top performance. To that end, our Board of Directors, at the recommendation of our Compensation committee, will establish cash and equity-based compensation plans with targets focused on rewarding individuals for strong company performance. In addition, because we believe that individuals should be rewarded based on the results of their contributions, we also consider individual performance in awarding incentive compensation.

Compensation Philosophy and Strategy

Our Board, at the recommendation of our Compensation Committee, has defined the following key objectives of our compensation programs for executive officers:

•	Drive the Company’s overall business strategy and results as they relate to long-term value creation;
•	Pay for performance by linking total compensation to defined performance objectives, both at the Company level and for each executive officer individually;
•
Attract and retain key executive officers by providing competitive total compensation opportunities, considering the Company's size, nature of operations and marketplace, while avoiding unnecessary risk taking by executive officers; and

•	Align executive officer and investor interests by focusing executive officer behavior on driving long-term value creation.

Compensation Risk Assessment

In designing our compensation policy, we reviewed our compensation policies and practices in order to determine whether they create risks that are likely to have a material adverse effect on the Company. We concluded that our compensation programs do not create risks that are reasonably likely to have a material adverse effect on the Company. Among the elements evaluated were the following:

•
The multiple elements of our compensation packages for executive officers, including base salary, annual cash incentive and equity-based compensation program which vest over a number of years and provide a balance of short-term and long-term compensations with fixed and variable components that promote the long-term sustainability of our business;

•	Equity-based compensation for our executive officers aligns the interests of the executive officers with those of our shareholders;
•	Independent oversight by the Compensation Committee;
•	Inclusion of claw-back provisions in the event of a material restatement of our financial statements for our financial performance based compensations;
•	Effective management processes for developing strategic and annual work plans, and strong internal controls over financial reporting;
•
The structure of our Annual Cash Bonus (as defined hereinafter) and equity-based compensation, which is based on a number of different performance measures to avoid employees placing undue emphasis on any particular performance measure at the expense of other aspects of the business; and

•	The cap on our executive officers' Annual Cash Bonus and equity-based compensation, commensurable to objectives which do not motivate increased risk taking.

Compensation Principles

Peer Group Analysis. We use benchmarking as one of the tools for setting and reviewing our compensation system. To attract and retain our key executive officers, our goal is to provide compensation opportunities at competitive market terms. The Company’s peer group is made up of a minimum of 10 companies, including telecommunications companies and companies operating in other markets whose turnover are similar to the Company's, as recommended by the Company's independent compensation consultant. When using the benchmarking, our intent is to create a compensation structure that generally targets the median of our selected peer companies, but also allows total compensation to exceed the median when warranted due to company performance and/or individual experience, responsibilities and exceptional performance.

 Additional Considerations. When deciding on or periodically reviewing each executive officer's total compensation, our Compensation Committee and Board of Directors consider the following: (1) each executive officer's individual attributes, including his/her education, skills, expertise, professional experience and achievements, the executive's role, his/her areas of responsibility and previous compensation arrangements (when applicable); (2) the ratio between our executive officer total target compensation and the total compensation of the rest of the company's employees and the Subcontractors' Employees engaged by the Company (as such term is defined under the Companies Law), and specifically the ratio to the average total compensation and the median total compensation of such employees, and the influence of those gaps on the working relations in the Company, taking into consideration the Company's size, nature of operations, employees composition, marketplace and comparative data. Our Compensation Committee and Board of Directors considered these ratios in the Company and determined that they do not adversely influence the working relations in the Company.

Caps and limitations. Our compensation policy sets the target total compensation comprising of the base salary, a 100% performance score for the Annual Cash Bonus award and maximum equity-based compensation for our executive officers, as well as a cap for the Special Cash Bonus, as detailed hereunder. Our Compensation Committee and Board decide on each executive officer's total actual compensation which is limited by the target compensation, based on performance metrics as detailed hereunder. Our Board will not reduce the compensation package approved or any of its components, and will not place additional limitations, not detailed in this compensation policy, other than in unusual circumstances according to our Compensation Committee's and Board of Directors' discretion.

Compensation Recovery ("Claw back"). If our financial statements are materially restated within 4 years from publication thereof (other than restatement required due to changes in financial reporting standards), then the executive officers will repay prior payouts, in an amount of the excess over what the executive officer would have received according to the restated financial statements.

Change in Compensation at CEO Discretion. A change in the compensation package of an executive officer who reports to the CEO, which results in an increase of such executive officer's total compensation package by no more than 2.5%, may be approved solely by the CEO, provided all elements of compensation of such executive officer will continue to meet the requirements of the compensation policy.

Overview of Executive officer Compensation –the Elements of Pay

Elements of Executive officer Compensation. In line with the philosophy described above, the following elements compose the compensation of our executive officers:
•	Base salary;
•	An Annual Cash Bonus award and possible Special Cash Bonuses;
•	Equity-based compensation awards; and
•	Termination arrangements.

Compensation Mix. Base salary, Annual Cash Bonus and equity-based compensation awards make up the main elements of our executive officers’ total compensation package. The Company strives to ensure that a substantial portion of each executive officer’s total compensation is comprised of “at-risk” pay, with the targeted weight of each element out of the total compensation package of an executive officer being as follows:

•	base salary – 30%-50% for our CEO and 40%-60% for other executive officers;
•	Annual Cash Bonus - 25%-45% for our CEO and 20%-40% for other executive officers; and
•	equity-based compensation* - 15%-45% for our CEO and 10%-40% for other executive officers.

*calculated per year, based on fair value at date of grant, with the value of the options amortized as compensation over the vesting period.

The ranges stated above represent the targeted compensation mix desired by the Company; however, the actual ratio between fixed and variable elements may vary based on performance.  For example, in a year with no or limited Annual Cash Bonus, the percentage of base salary out of total compensation may be higher than stated above. The ranges above do not consider any Special Cash Bonus that our Compensation Committee and Board of Directors (and shareholders – in relation to our CEO) may decide to grant to an executive officer, as detailed under Special Cash Bonus below.

Our cash bonus and equity-based compensation awards are considered “at-risk” pay because they are not guaranteed and the recipients of the Annual Cash Bonus awards must achieve specific performance objectives at corporate and individual levels to receive any payment.

Total compensation cap. The Company's CEO's total annual compensation shall not exceed NIS 6 million, out of which the fixed element shall not exceed NIS 3 million. Each of the Company's other executive officers' total annual compensation shall not exceed NIS 3.6 million, out of which the fixed element shall not exceed NIS 1.8 million.*
* The value of equity-based awards refers to their value at the date of grant (in accordance with acceptable accounting principles) per each vesting annum (calculated on a linear basis).

Base Salary. The base salary varies between executive officers, and is individually determined according to past performance, educational background, prior business experience, qualifications, role and the business responsibilities of the executive officer. Since a competitive base salary is essential to our ability to attract and retain highly skilled professionals, we will seek to establish a base salary that is competitive with the base salaries paid to executive officers of a peer group of companies.

Accordingly, base salary shall generally target the 25%-75% percentiles of each executive officer's peer group salary, taking into consideration the aforementioned individual characteristics, as shall be reflected in a peer group analysis conducted by an independent consultant and reviewed by our Compensation Committee and Board of Directors, when such salary is set and/or updated.

The base salary may be linked to the Israeli Consumer Price Index, or CPI.

Benefits and Perquisites. The following benefits and perquisites may be granted to the executive officers in order, among other things, to comply with legal requirements:

•	Vacation of up to 30 days per annum;
•	Sick days of up to 30 days per annum;
•	Convalescence pay equivalent to up to 10 days per annum;
•	Monthly remuneration for an education fund, as allowed by applicable law;
•	Contribution on behalf of the executive officer to a manager's insurance policy or a pension fund, as allowed by applicable law; and
•	Contribution on behalf of the executive officer towards work disability insurance, as allowed by applicable law.

We may offer additional benefits and perquisites to the executive officers, which will be comparable to customary market practices, such as: company cellular phone and the costs of the use thereof; company car benefits; gifts for holidays and personal occasions (such as nuptials or birth of a child or grandchild), or for special projects; medical insurance, annual medical examination, professional associations membership fees etc., including tax gross-ups; provided however, that such additional benefits and perquisites shall be determined in accordance with our policies and procedures and with reference to the practice in peer group companies. The value of such additional benefits shall not exceed 30% of the executive officer's base salary.

Annual Cash Bonus. The Compensation Committee sets the annual cash bonus performance objectives and target annual bonus for each executive officer, at the start of each year, which are then reviewed and approved by the Board ("Annual Cash Bonus").  For our CEO, these objectives are based on the Company's annual work plan and objectives. For our other executive officers, these objectives are based on the Company’s annual work plan and objectives at the corporate level and key strategic objectives each executive officer is expected to achieve during that year at the individual level, based on each executive officer's position and scope of responsibilities.

The Annual Cash Bonus payout is determined based on actual performance of the Company and the executive officer in question (after elimination of material one time and reevaluation influences), in each of the performance objectives set for each executive officer, measured on a performance matrix. The results for each group of objectives (as detailed hereunder) are then combined into one performance score, based on the weight each performance objective was given.

•
Corporate performance objectives may include adjusted EBITDA,* net income, free cash flow*and other Company performance objectives which the Company decides to focus on in a specific year. Our CEO's corporate performance objectives were determined by our shareholders general meeting to be the Company's adjusted EBITDA target for the relevant year.** Corporate performance objectives weigh between 30% to 50% of the overall performance score of each executive officer and 80% for our CEO. In extreme cases, such as major changes in our market leading to annual work plan or budget adjustments, our Compensation Committee and Board of Directors may update the objectives to match such changes, during the first half of the relevant year.

•
Quantitative individual performance objectives may include the budget for the unit relevant to the executive officer, revenues from sales by the unit, recruiting subscribers by the unit and quality of network. These objectives weigh between 30% and 50% of the overall performance score of each executive officer.

•
Qualitative individual performance objectives may include corporate governance, risk management, leadership, response to major business changes, executing special projects, as per the CEO's evaluation of each executive officer and as per the evaluation of the CEO by the Compensation Committee and the Board of Directors. This component will weigh up to 20% of the overall performance score of each executive officer (including the CEO).

*Adjusted EBITDA and Free Cash Flow are non-IFRS measures. For a definition of adjusted EBITDA, see footnote (5) under "Item 5. Operating and financial review and prospects – Results of operations – Comparison of 2017, 2018 and 2019". For a definition of Free Cash Flow see under "Item 5. Operating and financial review and prospects – A. Operating results – Overview – General".

Any payout of Annual Cash Bonuses for any year will be subject to an additional minimum requirement of achieving an annual adjusted EBITDA of not less than 75% of the Company's adjusted EBITDA for the previous year. Such minimum requirements are in no way indicative of the Company's expectations or estimations for any fiscal year, and are provided in order to assure shareholders that no Annual Cash Bonuses will be paid to office holders according to the Compensation Policy in years when the Company’s performance has deteriorated materially compared to the prior year.

Our Compensation policy sets a minimal threshold score of 75% of the combined target performance and a target Annual Cash Bonus of 10 monthly salaries for our CEO and 5-7 monthly salaries for our other executive officers ("Target Bonus") for the target performance objectives, in line with each executive officer's capability to influence the Company's results of operations. Performance below the minimum threshold results in no payout. Performance score under the combined performance target and above the threshold results in a linear reduction in which a 5% reduction of the combined performance score represents a reduction of 10% of the Target Bonus (i.e. down to 50% of the Target Bonus for a performance score of 75% of the combined performance target). Performance score above the combined target performance rewards the executive officer with a linear addition to the Target Bonus in which a 5% addition of the combined performance score represents an addition of 10% to the Target Bonus and up to a maximum of 150% of the Target Bonus.

Following is a graphic representation of the Annual Cash Bonus our executive officers may be entitled to:

Bonus (in terms of the target bonus)
150%
100%
50%
MIN
MAX
0
75%
100%
125%
Performance score

Notwithstanding the aforesaid, for our executive officers, except the CEO, the Compensation Committee and the Board of Directors will have full discretion to determine the final Annual Cash Bonus payout based, among other things, on the Annual Cash Bonus performance score and/or additional considerations relevant to the performance and objectives of the Company and the relevant executive officer, including qualitative criteria.

Subject to the conditions and limitations set above, an executive officer who ceases to perform his/her role as an executive officer but has provided services to the company for at least 6 months of the relevant year, will be entitled to receive an Annual Cash Bonus for that year, relative to the period in which he/she performed their duties during the relevant year. An executive officer who provides services to the Company for less than 6 months during the relevant year of cessation, will not be entitled to an Annual Cash Bonus for that year. An executive officer who joins the Company during the relevant year, will be entitled to a portion of the Annual Cash Bonus, relative to the period in which he/she performed their duties during the relevant year and provided such period is at least 6 month long.

The aggregate maximum payout of all of the executive officers' Annual Cash Bonuses per annum shall not exceed 2% of the adjusted EBITDA for that calendar year (after elimination of material one time and reevaluation influences). In case of a positive adjusted EBITDA but negative net profit in a particular year, the Compensation Committee and the Board of Directors of the Company shall examine the circumstances leading to a negative net profit and shall consider reducing or cancelling the Annual Cash Bonus for that year.

Special Cash Bonus. The Company may grant, subject to approvals required by law, a special bonus to one or more executive officers that have shown a special contribution, considerable efforts or special achievements, in relation to a unique or extraordinary business activity or other special circumstances, in advancement of the Company's goals (the "Special Cash Bonus"). The Special Cash Bonus is a separate bonus from the Annual Cash Bonus mentioned above. The Special Cash Bonus will be determined by quantitative and/or qualitative parameters, and while considering the personal contribution of the executive officer.  The maximum payout for the Special Cash Bonus during the term of the Compensation Policy with respect to any executive officer will be the greater of: (a) 9 base salaries for our CEO and 7 base salaries for our other executive officers, or (b) 150% of the Target Bonus minus any Annual Cash Bonus payout for the relevant year. Any Special Cash Bonus with respect to the CEO will require approval by our shareholders' meeting in addition to the Compensation Committee and board of directors' approval. The aggregate maximum payout cap for Annual Cash Bonuses of all of the executive officers, as described in the previous section of this policy, shall apply also to the aggregate payout of the Special Cash Bonus of all of the executive officers, so that the aforesaid cap shall apply to the aggregate payout of all cash bonuses under this policy.

Equity-based compensation Plan. Under the Company's 2015 Share Incentive Plan or under any equity-based compensation plan adopted by the Company in the future, the Compensation Committee and Board may resolve to grant, from time to time, options or restricted share units ("RSUs"), or other instruments of equity-based compensation, to our executive officers.

The decision on equity-based compensation grant shall take into consideration each executive officer's position, scope of responsibilities, as well as its past performance and contribution to the Company.

In order to align executive officer and investor interests for creation of long term value, equity-based awards will include the following terms:
•
Awards will vest linearly over a minimum period of three years beginning on the first anniversary of the grant date. The terms of such equity-based awards may include provision for acceleration of vesting in certain events, such as in the event of a merger, a consolidation, a sale of all or substantially all of our consolidated assets, change of controlling shareholder, or the sale or other disposition of all or substantially all of our outstanding shares.

•
The exercise price of equity-based awards will be set so as to induce an incentive for long term value creation, but in any case, not lower than the higher of 5% above the average market price of the Company's share during the 30 day period preceding the date of grant, and the market price of the Company's share at the end of the trading day preceding the date of grant, and will be subject to customary adjustments including for dividend distributions.

•
The value of equity-based awards at the date of grant (in accordance with acceptable accounting principles) per each vesting annum (calculated on a linear basis), in addition to the Target Bonus (whether or not actually paid), will not exceed 70% of our CEO's and 60% of our other executive officers' total cost of employment in that calendar year. We believe a grant date cap is more appropriate than an exercise date cap as it better aligns long term value creation objectives.

•
The annual exercise of shares reserved for issuance upon the exercise of options of all the Company's executive officers will not dilute the Company's shareholders by more than 2% (in regards to option plans which contain a 'net exercise mechanism') of the Company's outstanding share capital for the year in which such options may be exercised. In addition, our board of directors committed to DIC that the Company will not issue options or shares pursuant to executive officers or employees' compensation, which may lead to a dilution of the Company's shareholders by more than 0.5% of the Company's outstanding share capital for the year in which such options may be exercised.

Termination and Retirement. Our executive officers may be entitled to up to a 3 months advance notice period upon termination of their employment with the Company if worked in the Company for up to 3 years, or up to 6 month advance notice period if worked in the Company for over three years and will be required to provide the Company with the same notice when they initiate retirement from their position. The executive officer is obligated to work during such period and Company may decide, at its sole discretion, to waive actual work during that period, in whole or in part. Under special circumstances, the Company may, as approved by our Compensation Committee and Board of directors, grant an executive officer who worked in the Company for a minimum of two years and was not terminated for cause, a termination bonus equal to up to 3 monthly salaries of the executive officer, including benefits or an adjustment period of up to 3 month during which the executive officer will be entitled to continue to enjoy all compensation and benefits. In case the executive officer worked in the Company for a minimum period of five years, such termination bonus or adjustment period, may be up to 6 monthly salaries or 6 months, respectively. In deciding on the grant of a termination bonus or the like, our Compensation Committee and Board of Directors shall take into consideration the executive officer's term of employment, his/her compensation during his/her employment with the Company, the Company's performance during that period, the contribution of the executive officer to achieving the Company's objectives and increasing its profits and the circumstances of termination.

The Company may approve, upon termination of an executive officer’s employment, amendment of the terms in connection with the executive officer’s equity-based compensation grants, such as extending the period for exercise of equity-based compensation upon termination, for longer periods than as set forth in the applicable plan, enabling acceleration of vesting of unvested equity-based compensation, while considering the same considerations stated above for a termination bonus.

The Company will not pay its executive officers any non-competition fees for post termination periods, although executive officers may be bound by post termination non-competition obligations.

Compensation for our directors

All directors (other than Executive Directors, as defined hereinafter), including external directors, independent directors, directors who are affiliated with our controlling shareholder or nominated or appointed by our controlling shareholders ("Controlling Shareholder Directors") and other directors, will be entitled to a directors fees in accordance with the amounts of statutory compensation to an external director of a dual-listed company allowed by the applicable Israeli law and regulations (as shall be updated from time to time and up to the maximum amounts allowed) and will not receive cash bonuses or equity-based compensation. Such directors' fees in relation to Controlling Shareholder Directors may be paid either directly to the director or to the controlling shareholder through a management agreement (if such agreement is in effect).

Our Controlling Shareholder Directors who hold an active role in the Company ("Executive Directors"), which may include the chairman of the Board of Directors, may be entitled to compensation from the Company (instead of the above directors fees) which may include an annual fixed payment and equity-based compensation. The provisions regarding our CEO's base salary and equity–based compensation detailed above in this policy, shall apply mutatis mutandis to the annual fixed payment and equity-based compensation such Executive Directors shall receive for their services, assuming a full time position as our Executive Directors. A part-time position may entitle our Executive Directors to a corresponding portion of annual fixed payment and equity-based compensation. Our Executive Directors are not entitled to receive a cash bonus.

Indemnification

Exemption from liability and liability insurance policy. Our articles of association allow us to exempt in advance a director and executive officer, or office holders, from liability to the company, in whole or in part, for a breach of his or her duty of care (except in connection with distributions) and we may enter into a contract for insurance against liability of any of our office holders with respect to certain breaches of his/her duties and certain financial liabilities and litigation expenses.

We maintain a liability insurance policy for the benefit of our office holders. Our directors and executive officers' coverage will not exceed US$100 million per claim and in the aggregate, and additional reasonable expenses in connection with defending lawsuits, and the premium will not exceed US$ 2 million per annum in any renewal or extension or substitution of the policy and the deductible will not exceed US$ 5 million per claim. Any such renewal or extension or substitution of the liability insurance policy for the benefit of our office holders (including those who are or are related to controlling shareholders or in respect of whom our controlling shareholders have a personal interest, who shall be insured under identical terms) does not require a separate approval of the Company's shareholders, in addition to the approval of this compensation policy (which in itself requires approval once every three years) if our compensation committee resolves that such renewal or extension or substitution upholds the limitations set above.

Indemnification. Our articles of association provide that we may indemnify our office holders against certain financial liability and litigation expenses. We have undertaken to indemnify our office holders for certain events listed in the indemnification letters given to them. Excluding reasonable litigation expenses, as noted above, the aggregate amount payable to all directors and officers and other employees who may have been or will be given such indemnification letters is limited to the amounts we receive from our insurance policy plus 30% of our shareholders’ equity as of December 31, 2001, or NIS 486 million, and to be adjusted by the Israeli CPI. The approval of the compensation policy by our shareholders shall not be considered as approval of the indemnification amount to the Company's office holders (over the amounts received from the Company's insurance policy).

The above exemption, indemnification and insurance coverage, are subject to the limitations set in the Companies Law.

Appendix B

CONVENIENCE TRANSLATION FROM HEBREW.
THE HEBREW VERSION IS THE BINDING VERSION.

Date: _____________
To: ____________________

From: Cellcom Israel Ltd. (henceforth the "Company")

Letter of Exemption and Indemnification

Whereas Article 61 of the Articles of Association of the Company allow the Company to exempt office holders from liability and give office holders an advanced undertaking to indemnify them;

And whereas the Board of Directors of the Company in its resolutions and, where required, the Company's general meeting in its resolutions as well, after approval for such was received from the Audit Committee of the Company, approved the provision by the Company to office holders, as defined below,  of advanced exemption from liability towards the Company and an advanced undertaking to indemnify for their liability, in accordance with the conditions detailed in this letter of exemption and indemnification, and provided that the total of all the amounts of indemnification payable in accordance with all the letters of exemption and indemnification provided and/or that will be provided by the Company in accordance with the indemnification decisions, as defined below, , will not exceed the maximum indemnification amount as defined in paragraph 5 below;

We therefore notify you as follows:

Definitions
In this letter of exemption and indemnification, the following terms shall have the meaning set beside them:

"Indemnification Decisions" – decisions of the authorized bodies of the Company, that were received or will be received from time to time in the past or in the future, as required by law, approving the provision to office holder, as defined below, of advanced exemption from liability towards the Company and an advanced undertaking to indemnify for his or her liability as an office holder as aforesaid.

"Office Holder" – an office holder, as defined in the Companies Law, 5759 – 1999 (henceforth – the "Companies Law") in the Company, and also a person who, in accordance with a decision of the Board of Directors, serves as an office holder in another company, partnership or any other corporation whatsoever, of which the Company holds the means of control (henceforth – "other company"), including every such office holder who served in the past or will serve in the future in such positions, and a position holder in the Company and/or in other company, including one holding a position in the past and/or in the future, to whom the Board of Directors of the Company decides to give a letter of exemption and indemnification for his or her liability as an office holder as aforesaid.

"Action" (or any derivative thereof) – an act, including a decision and/or a failure to act (or any derivative thereof) by implication, which an office holder, as defined above, did or will do by virtue of his or her said position, including such actions carried out before the date of this letter of exemption and indemnification.

"Means of Control" – as defined in the Companies Law.

"Third party" – excluding any one of the shareholders of the Company or any one on their behalf.

"Distribution" – as defined in the Companies Law.

Exemption from Liability

1.
The Company hereby exempts you in advance of any liability for any damage caused to it due to a breach of your duty of care towards it in your actions by virtue of your position as an office holder, and subject to those limitations determined by any law. It is hereby clarified that the Company does not exempt you in advance from your liability towards it due to a breach of duty of care in an allocation, inasmuch as such applies to you, if at all.

Indemnification - General

2.
The Company hereby undertakes to indemnify you for indebtedness or expense as detailed in Paragraph 4 below, which may be imposed upon you or which you paid following actions you took by virtue of your being an office holder, inasmuch as the indebtedness or expense was not actually paid by an insurance policy or an indemnification of a third party.

Restrictions

3.	The provisions of this letter of exemption and indemnification are subject to the provisions of Chapter 3 of Part 6 of the Companies Law.

Scope of the Indemnification

4.	The undertaking of indemnification stated in Paragraph 2 above, will apply to indebtedness or expense imposed upon you or paid by you, as follows:

4.1
Monetary indebtedness imposed upon you for the benefit of another person by a court ruling, including a judgment given in a compromise or an arbitrator's ruling approved by court, due to actions you carried out by virtue of your being an office holder related, directly or indirectly, to one or more of the events detailed in the appendix to this letter of exemption and indemnification (henceforth – "the Appendix") provided that the maximum amount of indemnification will not exceed the amount detailed in Paragraph 5 below;

4.2
Reasonable litigation expenses, including attorney's fees, which you spent because of an investigation or proceedings which was conducted against you by an authority authorized to conduct an investigation of proceedings, and which concluded without filing an indictment  against you and without a monetary indebtedness being imposed upon you instead of criminal proceedings, or which concluded without filing an indictment against you but with a monetary indebtedness being imposed upon you instead of criminal proceedings in a criminal offence not requiring criminal proof of Mens Rea; or in connection with an administrative enforcement proceeding or a  financial sanction. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the Office Holder in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, 1968, as amended (the "Securities Law"), and expenses that the Office Holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees;

in this paragraph – "conclusion of proceedings without filing an indictment in a matter in which a criminal investigation was initiated" – shall mean closing the case in accordance with Section 62 of the Criminal Procedure Law [Integrated Version], 5742 – 1982 (in this Paragraph – the Criminal Procedure Law), or a stay in proceedings by the Attorney General in accordance with Section 231 of the Criminal Procedure Law;

"Monetary indebtedness instead of criminal proceedings" - monetary indebtedness legally imposed instead of criminal proceedings, including an administrative fine in accordance with the Administrative Offences Law, 5746-1985, a fine for an offence determined to be an offence punishable by fine in accordance with the provisions of the Criminal Procedure Law, a monetary sanction or redemption;

4.3
Reasonable litigation expenses, including attorney's fees, which you will pay or for which you will be made liable by the court, in proceedings conducted against you by or in the name of the Company or by another person, or in a criminal indictment from which you will be acquitted, or in a criminal indictment in which you will be convicted of a crime not requiring proof of Mens Rea;

Payments under the Letter of Indemnification

5.

5.1
The amounts which the Company will pay in accordance with Paragraph 4.1 above to all office holders in the aggregate, in accordance with all letters of exemption and indemnification that were issued and /or will be issued in accordance with the indemnification decisions (henceforth – the "letter of indemnification"), will not exceed an amount equivalent to all the insurance payments, which the Company will receive from time to time in the framework of any Office Holders' Liability Insurance in the Company, with the addition of an amount equivalent to 30% of the shareholders' equity of the Company as per its audited financial statements for 31.12.2001, after being adjusted from time to time to the rate of increase of the Consumers Price Index from that date (henceforth – "the maximum indemnification amount").

5.2
If and to the extent that the total of all the amounts which the Company will be required to pay in accordance with Paragraph 4.1 above at any date whatsoever, with the addition of the total of all the amounts that the Company has paid up to that date, in accordance with the letters of indemnification as defined in Paragraph 5.1 above, will exceed the maximum indemnity amount, the maximum indemnity amount, or the balance remaining of it, respectively, will be divided between the office holders who will be entitled to the said amounts in respect of claims made by them to the Company under the letters of indemnification and were not paid to them prior to that date, so that the amount that each one of the said office holders will actually receive will be calculated according to the ratio between the amount due to each one of the office holders and the amount due to all the said office holders, in the aggregate, at that date in respect of these claims.  If it becomes clear at a later date, that amounts which the Company was required to pay have become available, whether because of that stated in Paragraph 7 below  or because of the dismissal of claims against office holders without the need to pay for them all or part of the amounts that the office holder claimed, the balance of the indemnification amount will be increased by the amounts made available and all the office holders who received only their relative share as stated above will be entitled to their relative share, pro rata, of the amounts made available.

5.3
In order to clarify the manner of calculation detailed in Paragraph 5.2 above, we shall give the following example: let us assume that the maximum indemnity amount is 500.  At a certain date, Office Holder A was paid an amount of 100 in respect of an indemnification given to him.   As a result, the balance for indemnification after the payment stands at 400.  At a later date, Office Holders B, C and D were sued, and they claim indemnification from the Company in the amounts of 100, 200, and 300 respectively.  In such a case, since the amount of indemnification claimed (600) is larger than the balance for indemnification (400), the balance will be divided proportionately between the office holders in the following manner: Office holder B will receive 400*100/600, Office holder C will receive 400*200/600, and Office holder D will receive 400*300/600.  If after the said payment, it will become clear that Office holder A was not entitled to indemnification, an amount of 100 will become available and it will be returned to the general fund.  The amount that become available (100) will be divided proportionately between B, C and D so that B will be paid an additional amount of 100*100/600, C will be paid an additional amount of 100*200/600, and D will be paid an additional amount of 100*300/600.

5.4
In any event the amount of indemnification paid to you by the Company, together with the amounts paid to you in the framework of an insurance policy and/or in accordance with an undertaking of indemnification by any third party whatsoever, will not exceed the amount of monetary indebtedness and/or expenses as stated in Paragraph 4 above, which was borne or incurred by you. For this matter, the amounts of the self participation according to the insurance policy, if such were set, will be considered as amounts not actually paid. If the Company will pay you or in your place amounts which you are entitled to receive in accordance with the insurance policy and/or in accordance with the undertaking of indemnification by any third party whatsoever, then you will assign the Company your rights to receive the sums in accordance with the insurance policy or the undertaking of indemnification by a third party, inasmuch as there is no impediment to the assignment of these rights, and you will authorize the Company to collect these amounts in yourname, inasmuch as required to carry out the provisions of this Paragraph. If you collected directly from the insurance company or from any third party whatsoever, these amounts will be returned by you to the Company in accordance with the provisions of Paragraph 7 below.

Operation

6.	In any event in respect of which you may be entitled prima facie to indemnification inaccordance with this letter of Indemnification, the parties will act as follows:

6.1
Subject to any laws, the Company will notify you of any suspicion or threat that legal proceedings, an investigation or proceedings by an authorized authority, may be initiated against you, this with due promptness after it first became known to the Company, and no later than at the end of 10 business days after it first became known to the Company, and will give you, without delay, a copy of any document connected with the proceedings served to it by the originator of the proceedings.

6.2
Subject to any laws, you will notify the Company of any legal proceedings, investigation or proceedings by an authorized authority, initiated against you, and of any suspicion or threat that such will be initiated against you, this with due promptness after it first became known to you, and no later than at the end of 10 business days after it first became known to you, and you will give the Company or to whom it directs, without delay, a copy of any document connected with the proceedings served to you by the originator of the proceedings.

6.3
The Company will be entitled to take over the conducting of your legal defense in the framework of such proceedings and/or transfer the said conducting to a reputable attorney with experience in the relevant field whom the Company will choose for this purpose. The Company may appoint an attorney as stated above provided that your agreement is given in advance, inwriting, to the identity of the attorney. However, your said agreement will only be withheld on reasonable grounds, including due to circumstances in which there is, in your reasonable opinion, a conflict of interests between your defense and that of the Company or another office holder. In the event of such conflict of interests, a separate attorney acceptable to you will be appointed on for you, in order to protect your personal interests.  Subject to the aforesaid, the Company and/or any such lawyer are entitled to act in the framework of the said conducting while reporting to you on a current basis and consulting with you.

The Company and/or the said attorney will be allowed to bring the proceedings to a conclusion.  However, the Company and/or the attorney will not agree to a compromise being made, as a result of which you will be convicted of a criminal offense or you will be required to pay amounts for which you will not be indemnified in accordance with this letter of indemnification and you will not be paid in the framework of the insurance purchased by the Company or in the framework of an indemnification by a third party, except with your prior consent in writing.  The Company will not agree to decide in a dispute by way of arbitration except after your prior consent in writing was received.  However, your said consent  will not be withheld except on reasonable grounds.

At the request of the Company, you will sign any document authorizing the Company and/or any such attorney to conduct in your name your defense in the framework of those proceedings and to represent you in everything connected to the same, in accordance with the aforesaid.

6.4
You will cooperate with the Company and/or any such attorney in every reasonable way required of you by any of them in the framework of their conducting concerning those proceedings, including dedicating all the time required for dealing with those proceedings, signing requests, statements, powers of attorney and any other document, provided that the Company will take care of full cover of all the expenses involved so that you will not be required to pay them or to finance them yourself, all subject to that stated in Paragraphs 4 and 5 above.

6.5
The Company will not be obligated to indemnify you for any amount which will be charged to you following a compromise or arbitration arrangement, unless the Company's consent was given in advance in writing to the compromise arrangement or the carrying out of that arbitration, respectively.

6.6
Whether the Company exercises its right in accordance with Paragraph 6.3 above or not, the Company will take care of full cover of all the litigation expenses stated in Paragraphs 4.2 and 4.3 above, and will pay those expenses so that you will not be required to pay them or to finance them yourself, all subject to that stated in Paragraphs 4 and 5.4 above.

Subject to Paragraph 7.1 below, amounts that will be paid by the Company as stated above will be credited as an advance payment on account of the indemnification amount to which you will be entitled in accordance with this letter of indemnification.

6.7
Upon your request to make a payment in connection with any event whatsoever in accordance with this letter of indemnification, the Company will take all the steps required by law for its payment, and will act to arrange for any approval that may be required in connection with the same, if required.

6.8
At any time, you may contact the Corporate Secretary and receive information regarding the amount of balance remaining for indemnification not yet paid by virtue of the letters of indemnification as defined in Paragraph 5.1 above.

Repayment of Amount of the Indemnity

7.

7.1
If the Company paid you or instead of you any amounts in accordance with this letter of indemnification, including amounts in accordance with Paragraph 6.6 above, and it became clear afterwards that you are not entitled to indemnification from the Company for those amounts, the amounts will be considered as a loan provided to you by the Company which will bear interest at the minimum rate determined in accordance with section 3 (i) of the Income Tax Ordinance, or any other law which will replace it, as may be from time to time, and which does not represent a taxable benefit to you.

In the said event, you will repay the loan when required in writing by the Company to do so, and in accordance with a payment arrangement which the Company will decide, with the approval of the Audit Committee of the Company.

It is hereby clarified that, in the event that the Company paid you, or instead of you, litigation expenses, including attorney's fees, following an investigation or proceedings carried out against by the authorized authority, or concerning criminal proceedings initiated against you, these amounts will be considered as a loan the Company provided you, on the conditions stated in this Section.  If and when it will be made clear that the Company may legally indemnify you for these amounts, these amounts will become indemnification amounts paid to you by the Company in accordance with this letter of indemnification, you will not be required to refund them to the Company, the interest in respect of them will be waived, and the Company will bear tax payments which will therefore apply to you , inasmuch as there will be such.

7.2
It is hereby clarified that amounts ruled in your favor in the framework of legal proceedings, a compromise arrangement or arbitration concerning indebtedness or expenses which were previously paid to you or instead of you by the Company in accordance with this letter of indemnification, will be refunded by you to the Company immediately upon their receipt by you.  In the event that the said amounts were ruled in your favor and you have not yet received them, you will assign the Company your rights for the receipt of the said amounts and/or authorize the Company to collect these amounts in your name.

General

8.
The Company's obligation in accordance with this letter of exemption and indemnification will remain in your favor after the end of your service as an office holder provided that the actions subject to this letter of exemption and indemnification were carried out during your period of service as an office holder.

9.
The Company's obligations in  accordance with this letter of exemption and indemnification will be interpreted widely and in a manner intended for their implementation, inasmuch as permitted by law, for the purpose for which they were intended.  In the event of a contradiction between any provision in this letter of exemption and indemnification and the provision of law which cannot be conditioned upon, changed or added to, the said provision of the law will prevail, but the aforesaid will not impair or derogate from the validity of the other provisions in this letter of exemption and indemnification.

10.
The total of all the indemnification amounts payable in accordance with Paragraph 4.1 of the letter of indemnification which were provided, including those which will be provided in the future, by virtue of the indemnification decisions, will not exceed the maximum indemnification amount as defined in Paragraph 5 above.

11.
This letter of exemption and indemnification will not impair or derogate from future decisions of the Company to provide indemnification in advance or after the fact in any matter subject to all laws, and shall not oblige the Company to provide you additional indemnification to that stated in this letter of exemption and indemnification.

12.	The Appendix to this letter of exemption and indemnification is an integral part thereof.

And as proof the Company appends its signature, by means of its legally authorized signatories.
___________________________
Cellcom Israel Ltd.

I confirm receipt of this letter of exemption and indemnification and confirm my consent to its conditions including Paragraph 7 and Paragraph 10 above.

Appendix

Subject to the provisions of the Companies Law and the letter of indemnification, you will be entitled to indemnification for indebtedness imposed on you in favor of any other person in accordance with a judgment, including a judgment given in a compromise or an arbitration ruling approved by the court, following an action you carried out or for which you have vicarious liability pursuant to applicable law, by virtue of your being an office holder of the Company or of another company as defined in the letter of indemnification, concerning the following events which are expected in the opinion of the Board of Directors of the Company in light of the Company's activity:

1.
A transaction within the meaning of Paragraph 1 of the Companies Law, including the transfer, sale, letting or acquisition of assets or liabilities, including securities, or the giving or receiving of right in any one of them, and an action directly or indirectly involved in such a transaction.

2.	An action, including provision of information and documents, in connection with a transaction as set forth in Paragraph 1 above.
3.
A report or notice served by the Company or on its behalf, to the various supervisory authorities, including, but not limited to, the Ministry of Communications, The Ministry of Treasury, the Ministry for the Environmental protection, the Ministry of Industry, Trade and employment, etc.

4.
A report or notice served by the Company or on its behalf, or compliance with other obligations by virtue of the Communication Laws, Companies Laws, Securities Laws, the various Tax Laws, Antitrust Laws, statutes regulating labor relations or any other law obliging the Company to report or give notice, or a law of another country regulating similar matters and/or avoidance of serving the aforesaid report or notice.

5.	A report or notice to the shareholders, or compliance with other obligations regulated by laws of Israeli and/or foreign securities laws, or by other laws.
6.	A report or notice which the Company is obligated to give by power of agreements with credit lenders, institutions and other third parties.
7.
Events in connection with change in ownership of the Company or change in the structure of the Company. Its reorganization, dissolution or any decision concerning them, including, but not limited to, merger, division, change in the capital of the Company, establishment of subsidiaries, their dissolution or sale, issuance and allocation.

8.
An action in the areas of the Company's business in connection with the setting up of sites and construction of technological engineering systems, including matters of Building and Planning, licensing of sites, licensing of businesses, security, insurance, environmental protection.

9.
An action in the area of the Company's business in relation to interface with its customers, including in connection with customer data banks, protection of their privacy and matters covered by Consumer Protection Laws.

10.	An action in the area of the Company's business with relation to the Company's billing interface with its customers, and with other communications operators.
11.
An action connected with the relationships with the various communications operators, dealers, importers, suppliers, consultants and additional bodies with whom the Company enters into agreements and/or cooperates.

12.	An action connected with multi-participant events which the Company is accustomed to hold from time to time with its customers, employees, agents, dealers or suppliers.
13.
A remark, saying including an expression of a position or opinion made in good faith by you as an office holder and by virtue of this position and including within the framework of meetings of the Board of Directors, one of its committees or in meetings of the Management.

14.	The aforesaid will apply with the required adjustments to such actions in "another company".
15.
An offer of securities in a private offering and/or to the public and/or listing of securities for trade in a stock exchange, in Israel or abroad, publishing of a prospectus for this purpose and or tender offers for the purchase of shares of the Company.

16.	An action, including provision of information and documents, in connection with that stated in Paragraph 15 above.
17.	An action, including provision of information and documents, in connection with trading in the Company's securities.

Item 3

Cellcom Israel Ltd.

PROXY

The undersigned hereby appoints Avi Gabbay, Chief Executive Officer of Cellcom Israel Ltd. (the “Company”), Liat Menahemi-Stadler, VP Legal and Corporate Secretary of the Company, and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent the undersigned at the 2020 Annual General Meeting of Shareholders of the Company (the “Annual Meeting”) to be held at the offices of the Company, 10 Hagavish Street, Netanya, Israel on Monday, July 27, 2020, at 4:00 p.m. (Israel time), and at any adjournments or postponements thereof, and to vote at the Annual Meeting on behalf of the undersigned all the Ordinary Shares of the Company which the undersigned is entitled to vote thereat upon the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders and Proxy Statement relating to the Annual Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned.  Any and all proxies heretofore given by the undersigned are hereby revoked.

Subject to the "IMPORTANT NOTES" below, if no direction is made with respect to any proposals listed on the reverse side, this Proxy will be voted “FOR” each such proposal and in such manner as the holder of the Proxy determines with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof.

IMPORTANT NOTES:

•	The votes under this Proxy will not be counted unless the undersigned marks the box in Item 7.
•
The votes under this Proxy will not be counted towards the majority required for the approval of Proposals 4 and 5 unless the undersigned marks the boxes in Proposals 4A and 5A, respectively, thereby confirming that it is not a controlling shareholder and does not have a personal benefit or other interest in the approval of the relevant proposal. See page 8 of the Proxy Statement for more information.

☒ Please mark your votes as in this example using dark ink only.

(1) Re-election of Doron Cohen.	☐ for	☐ against	☐ abstain

(2) Re-election of Gustavo Traiber.	☐ for	☐ against	☐ abstain

(3) Re-election of Aaron Kaufman.	☐ for	☐ against	☐ abstain

(4) Re-approval of the Company’s Compensation Policy.

☐ for	☐ against	☐ abstain

(4A) The undersigned confirms it is not a “controlling shareholder” of the Company under the Companies Law and does not have a personal benefit or other interest in the approval of the Company’s Compensation Policy , as described in the Proxy Statement. ☐ for

(5) Re-approval of granting an indemnification and exemption letter for office holders who are, or are related to, the Company’s controlling shareholders, or in respect of whom the Company’s controlling shareholders have a personal interest in their receiving indemnification and exemption letters from the Company.

☐ for	☐ against	☐ abstain

(5A) The undersigned confirms it is not a “controlling shareholder” of the Company under the Companies Law and does not have a personal benefit or other interest in the approval of granting an indemnification and exemption letter for the said office holders , as described in the Proxy Statement. ☐ for

(6) Appointment of Keselman & Keselman, a member of PricewaterhouseCoopers International Limited, as the Company's independent auditors.

☐ for	☐ against	☐ abstain

(7) The undersigned hereby confirms that the holding of Ordinary Shares of the Company, directly or indirectly, by the undersigned does not contravene any of the holding or transfer restrictions set forth in the Company’s telecommunications licenses. If only a portion of your holdings so contravenes, you may be entitled to vote the portion that does not contravene. See page 3 of the Proxy Statement for more information. ☐ for

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Annual Meeting or any adjournment or postponement thereof.

The undersigned acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Annual Meeting.

_________________________	Date:_________________, 2020	____________________________	_____________________________	Date:_________________, 2020
SIGNATURE		SIGNATURE IF HELD JOINTLY	TITLE (if applicable)

Instructions:

(1) Please date, sign exactly as your name appears on this proxy and promptly return in the enclosed envelope.

(2) In the case of joint ownership, each owner should sign, and if all of them do not sign, then the signature of the senior owner who votes in person or by proxy shall be accepted to the exclusion of the vote(s) of the other joint owner(s); for this purpose, seniority shall be determined by the order in which the names appear in the shareholders register.

(3) When signing as attorney, executor, administrator, trustee or guardian, or in any other similar capacity, please give full title.

(4) If a corporation, sign in full corporate name by president or other authorized officer, giving title, and affix corporate seal.  If a partnership, sign in partnership name by authorized person.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

CELLCOM
 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date: June 16, 2020	By:	/s/ Liat Menahemi Stadler
Name: Liat Menahemi Stadler
Title: VP Legal and Corporate Secretary